Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]

                                                           20 Eglinton Ave. West
                                                            Suite 1900, Box 2005
                                                                 Toronto M4R 1K8
                                                                          Canada

                                FRANCO-NEVADA
                                MINING CORPORATION LIMITED
--------------------------------------------------------------------------------


                                                                   PRESS RELEASE

FOR IMMEDIATE RELEASE

                                                                January 30, 2002
                                                                         4:30 PM

FRANCO-NEVADA SHAREHOLDERS APPROVE
ARRANGEMENT WITH NEWMONT

Franco-Nevada Mining Corporation Limited (TSE:FN) is pleased to announce that at a special shareholders' meeting held today the shareholders approved the Plan of Arrangement whereby Franco-Nevada shareholders will receive 0.80 of a share of common stock of Newmont Mining Corporation (NYSE:NEM) or 0.80 of an Exchangeable Share (each Share of which will be exchangeable for one share of common stock of Newmont) for each common share of Franco-Nevada. The vote was 98.74% in favour.

The application for the final order of the Ontario Superior Court of Justice approving the Plan of Arrangement will be heard on February 1, 2002. Letters of transmittal previously mailed to shareholders are to be completed and returned to Computershare Trust Company of Canada by 5:00 PM (Toronto time) on February 15, 2002. If instructions are not received, by default, the shareholders will receive Newmont common stock.

Completion of the Arrangement is subject to certain conditions, including approval of certain matters at a special meeting of Newmont shareholders scheduled to be held on February 13, 2002 and acceptance of Newmont's bid for Normandy Mining Limited (ASX:NDY) by holders of at least 50.1% of the ordinary shares of Normandy (calculated on a fully diluted basis). Franco-Nevada's 19.8% interest in Normandy has been committed to the Newmont bid and will be counted toward this acceptance threshold.

Provided all remaining conditions are met or waived, it is currently anticipated that the Franco-Nevada Plan of Arrangement will be effective on February 15, 2002 and the exchangeable shares will begin trading on the TSE within a few days thereafter.

For further information, please contact:

                                     Sharon E. Dowdall
                                     Vice President, General Counsel & Secretary
                                     Tel:  416-480-6491

                                                    HTTP://WWW.FRANCO-NEVADA.COM

IMPORTANT NOTICE

Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY STATEMENT

This press release contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.